UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into the registration statement on Form F-3ASR (Registration Number: 333-187531) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

Notice of Amendment No. 4 to Share Swap Transaction

Arcos Dorados Holdings Inc. (“Arcos Dorados” or the “Company”) has entered into Amendment No. 4 (“Amendment No. 4”) to the Share Swap Transaction Confirmation relating to the previously announced total return equity swap transaction entered into with Goldman Sachs International to reduce most of the impact that the Company’s stock price variation has on its income statement as a result of recognizing the compensation expense from its Long Term Incentive Plan (the CAD program).  Among other things, Amendment No. 4 extends the maturity of the transaction to no later than September 2014.

A copy of Amendment No. 4 is attached as Exhibit 10.4 to this report on Form 6-K and is incorporated by reference herein. The description of Amendment No. 4 in this report on Form 6-K is qualified in its entirety by the terms of Amendment No. 4.

Exhibit Number	Description
10.4*	Amendment No. 4 to Share Swap Transaction Confirmation dated August 15, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc.
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*	This exhibit shall be deemed to be incorporated by reference into the exhibits filed as part of the Company’s registration statement on Form F-3ASR (Registration Number: 333-187531).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 16, 2013

Index to Exhibits

Exhibit Number	Description
10.4*	Amendment No. 4 to Share Swap Transaction Confirmation dated August 15, 2013 among Goldman Sachs International, Arcos Dorados B.V. and Arcos Dorados Holdings Inc.
_________________
*	This exhibit shall be deemed to be incorporated by reference into the exhibits filed as part of the Company’s registration statement on Form F-3ASR (Registration Number: 333-187531).